Exhibit 99.1

Cover Letter to Offer to Repurchase

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

March 25, 2026

Dear Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund) Shareholder:

We are writing to inform you of important dates relating to a tender offer by Evanston Multi-Alpha Fund (the “Fund”). If you are not interested in tendering any of your Class A Shares or Class I Shares in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on March 25, 2026. Tenders of Shares must be submitted no later than April 27, 2026, unless extended and tenders of Shares may be withdrawn until 11:59 pm, Eastern Time, on April 27, 2026, unless extended. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by no later than April 27, 2026, 2025, unless extended. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than April 27, 2026, unless extended.

We anticipate having tender offers each quarter, subject to approval by the Board of Trustees and any unforeseen circumstances.

If we may be of further assistance, please contact us by calling (833) 821-7800, Monday through Friday (except holidays), from 8:30 a.m. to 5:30 p.m., Eastern time.

Sincerely,

Evanston Multi-Alpha Fund